May 10, 2005

FILED VIA EDGAR

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-8
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:   Responses to the SEC Review Letter dated April 21, 2005

NSTAR
File No. 1-14768
Form 10-K for the year ended December 31, 2004

Boston Edison Company
File No. 1-2301
Form 10-K for the year ended December 31, 2004

Dear Mr. Moran:

NSTAR appreciates the opportunity to respond to the Commission's Review Letter referenced above. The following are our responses to the Commission's review comments of the NSTAR and Boston Edison Company 2004 Annual Reports on Forms 10-K.  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR and Boston Edison Company acknowledge that (i) the Commission's comments and any changes to the NSTAR and Boston Edison Company SEC filings in response to the staff comments does not foreclose the Commission from taking any actions with respect to the filings, (ii) NSTAR and Boston Edison Company are responsible for the adequacy and accuracy of the disclosure in their filings, and (iii) NSTAR and Boston Edison Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Form 10-K for the Year Ended December 31, 2004

General

Comment 1:

Please note the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters in NSTAR and your subsidiaries prospectively on a consolidated basis.  Furthermore, we have included comments specific to Boston Edison Company in this letter to facilitate the review process.  Please confirm to us your agreement with this objective.

Response 1:
NSTAR and Boston Edison Company confirm their agreement with the objective stated above.
Consolidated Balance Sheets, page 47
Comment 2:

Please explain why goodwill is not classified as a regulatory asset on your balance sheet.  In this regard, we note that you are recovering the acquisition premium related to the creation of NSTAR in 1999 in connection with the merger of BEC Energy and Commonwealth Energy System.  See Appendix D, in particular D8, of SFAS 142.

Response 2:

As noted in your comment, the goodwill recognized by NSTAR resulted from the merger of BEC Energy and Commonwealth Energy System. In light of the guidance in Appendix D, in particular D8, of SFAS 142, NSTAR has not reclassified its goodwill as a regulatory asset. NSTAR adopted the transition provisions of SFAS 141, paragraph 61, which provides for the continued classification of goodwill for business combinations for which the acquisition date was before July 1, 2001, that were accounted for using the purchase method.  The merger that created NSTAR was completed before July 1, 2001 and was accounted for using the purchase method. Therefore, NSTAR will continue with its historical classification of goodwill on its Consolidated Balance Sheets.

Consolidated Statement of Cash Flows, page 48
Comment 3:

Please explain in detail what comprises the line entitled, "Net change from other miscellaneous operating activities," which total $204.7 million for the year ended December 31, 2004.  We may have further comment.

Response 3:
On NSTAR’s 2004 Consolidated Statement of Cash Flows, the line entitled “Net change from other miscellaneous operating activities,” which totaled $204.7 million consists of the following:

-	Decrease in regulatory asset – pension *	$297.7 million
-	Decrease in long-term pension liability	(15.4 million)
-	Increase in regulatory assets – transition costs	(77.6 million)

	Total	$204.7 million =========

* Relates to the reversal of the additional minimum liability at December 31, 2004.
In future filings with the Commission, NSTAR will itemize significant changes in other miscellaneous operating activities, as appropriate.

Comment 4:
Please explain why you did not include undistributed earnings from equity method investments as a reconciling item in your cash flow statement.
Response 4:

We agree with your comment that undistributed earnings from equity method investments should be shown as a reconciling item in the statement of cash flows.  Historically, NSTAR’s undistributed earnings/losses have averaged $2.5 million over the last three years.  As of December 31, 2004, our equity investments only represent 0.2% of total assets and the undistributed earnings represent 0.8% of net income and do not represent a material aspect to our business. In addition, we anticipate a continued decrease in our equity investments, due in part, to the various decommissioning activities currently in progress with nuclear facilities related to these investments.  We feel that these amounts are immaterial to the cash flow statement and, therefore, as allowed under Reg. S-X 210.4-02, need not be shown separately.  For future filings, we will monitor the level of undistributed earnings and will include as a reconciling item on the cash flow statement if the amount becomes material.

Note A. Business Organization and Summary of Significant Accounting Policies, page 49
Comment 5:

Prospectively disclose balances of major classes of depreciable property presented by nature or function.  In this regard, separately present such classes as electric transmission and electric distribution property.  Also, separately present gas transmission and gas distribution property.  See paragraph 5 of APB 12.

Response 5:
We will disclose in future filings with the Commission, the appropriate classes of depreciable property by operating segment and function, in accordance with paragraph 5 of APB 12.
Note D. Regulatory Assets, page 55
Comment 6:

Prospectively, please ensure that your disclosure meets the requirements of paragraph 20 of SFAS 71.  In this regard, please indicate if you are earning a rate of return on your power contracts that were terminated, if not, then please indicate the remaining recovery period applicable to these closed contracts.  In this regard, we note that you will be recovering amounts related to these contracts through your transition charge, although it is unclear if you will be earning a rate of return on these regulatory assets.

Response 6:

In future filings, we will ensure that our disclosure meets the requirement of paragraph 20 of SFAS 71.  For the power contracts that were terminated, we do not earn a return on this regulatory asset. NSTAR recognized this regulatory asset as a result of recognizing the contract termination liability in accordance with SFAS 146, Accounting for Costs Associated with the Exit or Disposal Activities. As a result, NSTAR has not treated this regulatory asset as an investment in which it would be entitled to earn a return. Furthermore, no cash outlay has been incurred by NSTAR to create the regulatory asset. The contracts’ termination payments will occur over time and will be collected from customers through NSTAR’s transition charge over the same time period.  The cost recovery of these terminated contracts is through September 2016.

Note H. Pension and Other Postretirement Benefits, page 61
Comment 7:

Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there are alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

Response 7:

The market-related value of NSTAR's pension assets is determined based on the actual fair value as of the balance sheet date for all classes of assets.  We will make this point clearer in our future filings with the Commission.

Comment 8:

We note your asset allocation disclosure on page 62, in particular your disclosure of "other assets" comprising 15% of the portfolio, as of December 31, 2004.  Prospectively disclose the nature of those investments.

Response 8:
We will disclose, in future filings with the Commission, the additional detailed information regarding the nature of the pension trust fund investments.
Comment 9:
Please describe to us your method of amortizing the actuarial gain associated with the implementation of FSP 106-2. See paragraph 60 of SFAS 106.
Response 9:

The actuarial gain associated with the implementation of FSP 106-2 was included in the overall actuarial gains and losses of the plan.   In accordance with SFAS 106, the component of actuarial gains and losses that is subject to amortization is the amount that exceeds 10% of the larger of the APBO or the fair value of plan assets.  The resulting amount is amortized over the average years of future service of the active plan participants.

Note K. Capital stock, page 68
Comment 10:
Please explain and prospectively disclose any liquidation preferences that may exist with your preferred stock. See paragraph 4 of SFAS 129.
Response 10:

Boston Edison Company has two outstanding series of non-mandatory redeemable preferred stock.  Both series are part of a class of Boston Edison Company’s Cumulative Preferred Stock.  Upon any liquidation of Boston Edison Company, holders of the Cumulative Preferred Stock are entitled to receive the liquidation preference for their shares before any distribution to the holder of the common stock.  The liquidation preference for each outstanding series of Cumulative Preferred Stock is equal to the par value ($100.00 per share), plus accrued and unpaid dividends.

NSTAR and Boston Edison Company will disclose, in future filings, the liquidation preferences relating to Boston Edison Company’s Preferred Stock.

Comment 11:

We note your early redemption of $181 million of 7.80% debentures on March 16, 2004.  Furthermore, you are deferring and amortizing the premium paid over the life of the new debt issuance.  Please explain if this transaction was specifically addressed by your regulator and if future revenues will be incrementally affected.

Response 11:

NSTAR has historically accounted for premiums paid on debt retired over the life of the replacement debt or over the remaining life of the retired debt. This accounting is required in accordance with the guidance in the Uniform System of Accounts as reported in the Code of Federal Regulations and is consistent with applicable Massachusetts Department of Telecommunications and Energy (MDTE) rate-making precedent. All financing transactions are approved by the MDTE as is the rate-making treatment for financing costs. The debenture redemption that you noted relates to Boston Edison Company. In all prior rate proceedings, Boston Edison Company has included these costs as a component of its cost of service and has historically received cost recovery approval by the MDTE. Recovery of debt premium is provided for under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation,” paragraph 9.  Like most regulated utilities, NSTAR defers incurred costs that would otherwise be expensed since it is probable that future revenue will result from inclusion of that cost in allowable costs for rate-making purposes.

Note O. Commitments and Contingencies - 1. Contractual Commitments, page 77
Comment 12:

You indicate that if an NSTAR Electric distribution company receives an investment credit rating below investment grade, then you will be required to post additional collateral, such as letter of credit, to your power supply counterparty.  Prospectively, disclose the amounts related to these letters of credit.  See paragraph 18 of SFAS 5.

Response 12:

In future filings, we will disclose the amounts, if determinable, related to additional collateral, such as letters of credit, that a NSTAR Electric distribution company may need to post with its energy supply agreement counterparty if it receives a credit rating below investment grade.

Note O. Commitments and Contingencies - 5. Income Tax Matters, page 80
Comment 13:

Please explain why you decided to accrue a loss contingency of $44 million, as of December 31, 2003, when you claim that it is "reasonably possible," that the IRS will disagree with your ordinary loss deduction.  In this regard, paragraph 8 of SFAS 5 indicates accrual of a loss contingency when the liability is "probable" of being incurred.  Also, please describe your tax policy in detail, which ultimately led to the loss contingency accrual.  We may have further comment.

Response 13:

It is NSTAR’s tax accounting policy to not recognize tax benefits associated with an uncertain tax position until it is probable that such tax benefit will ultimately be realized. Since NSTAR is under continuous audit by the Internal Revenue Service, NSTAR consulted with its independent tax advisors and auditors and determined that it could not conclude that it is probable that the tax deduction related to the abandonment of its RCN investment will be sustained.   Accordingly, NSTAR accrued a tax reserve so as to not record the tax benefit of the uncertain tax position.  NSTAR’s policy aligns with the recent project development by the FASB relating to “Uncertain Tax Positions,” which seeks to clarify the guidance of SFAS 109. The preliminary objective of this project, based on recent FASB meetings, seeks to address the interpretation that would require the recognition of a tax benefit only when it is probable of being realized.

Boston Edison - Form 10-K for the Year Ended December 31, 2004

Item 1. Business - Wholesale Market Rule Changes, page 4
Comment 14:

Please explain to us how you account for the proceeds that you were granted from the financial transmission rights (FTR) auction.  If you consider FTRs derivative instruments, please provide to us your SFAS 133 analysis, as amended.

Response 14:

NSTAR’s electric distribution subsidiaries are members of the Independent System Operator for New England (ISO-NE). As such, Boston Edison Company has transferred its rights to the revenues from the sale of financial transmission rights (FTR) in the FTR auction directly to energy suppliers serving Boston Edison Company’s load obligations. This right is assigned as part of the contractual agreement with its energy suppliers.  Therefore, Boston Edison Company does not record any FTR revenues.   All benefits associated with FTR are used to offset the cost of energy charges incurred on behalf of its customers by NSTAR’s energy suppliers.  Therefore, NSTAR does not consider these FTRs as derivative instruments in accordance with SFAS 133. We will modify the disclosure in future filings with the Commission to make this point clearer.

Results of Operations - Operations and Maintenance Expenses, page 21
Comment 15:

We note that your pension and PBOP rate mechanism was implemented in September of 2003.  Furthermore, you had expensed $10.4 million in 2003 until the rate mechanism was implemented.  Although your O&M expense decreased by $3.5 million for the 2004 period, as compared to the 2003 period.  In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Whenever possible, please quantify all line item changes with more than one business reason.  Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501-04, and SEC Release No. 33-8350.

Response 15:

In future filings, NSTAR and Boston Edison Company agree to quantify the incremental impact of each individual business reason discussed on the overall change in a line item to the extent material to the analysis.

Consolidated Statement of Cash Flows, page 30
Comment 16:
Please explain to us what comprised "deferred debits and credits" which totaled $47.8 million for the year ended December 31, 2004.
Response 16:

On Boston Edison Company’s 2004 cash flow statement, the line entitled, “Deferred debits and credits,” which totaled $47.8 million consists of the following:

-	Decrease in amounts due from affiliates (long-term)	$121.8 million
-	Increase in amounts due to affiliates (long-term)	109.6 million
-	Increase in regulatory assets, primarily transition costs	(183.6 million)

	Total	$ 47.8 million =========

In future filings with the Commission, NSTAR will itemize significant changes in deferred debits and deferred credits as part of operating activities, as appropriate.
Comment 17:

We note your payable to affiliates of $150.6 million as of December 31, 2004 on your consolidated balance sheet.  In this regard, we further note from your related party transactions disclosure under Note A that this amount relates to payments received from affiliates as a result of Boston Edison's role as the sponsor of the NSTAR Pension Plan.  Please explain to us how you reflected this cash inflow on your consolidated statement of cash flows.  Also, please explain how you are reflecting the change in the affiliate payable related to your goodwill amortization expense allocation.  We may have further comment.

Response 17:

Boston Edison Company reflected the cash inflow from its affiliated companies as a component of “deferred debits and credits” included as a component of cash provided by operating activities.  As sponsor of the NSTAR Pension Plan, Boston Edison Company, over the years, created a prepaid pension balance via its funding to the pension trust.  In our Pension and PBOP Rate Order received from the MDTE, all of NSTAR’S regulated electric and gas operating subsidiaries are allowed to earn a return on the average prepaid pension balance. This cash transfer among subsidiaries established the appropriate level of pension-related assets recorded on the books of all regulated electric and gas operating subsidiaries and reimbursed Boston Edison Company for their share of the prepaid amount.  Pension costs are part of cost of service of Boston Edison Company, as well as, other electric and gas subsidiaries of NSTAR.  As such, these costs are recovered from our customers through our Pension Rate Mechanism.  This recovery is included in operating revenue.  Therefore, this transaction reflects an operating activity for Boston Edison Company.

The change in affiliate company payable related to goodwill amortization is reflected as part of “deferred debits and credits” to reflect cash provided by operating activities.  The goodwill amortization is reflected as a non-cash item and is an adjustment to reconcile net income to net cash provided by operating activities.

Note F. Income Taxes, page 38
Comment 18:

We assume NSTAR files a consolidated corporate tax return, if this is the case, then Boston Edison should disclose the amount of any tax-related balances due to or from NSTAR as of the date of each balance sheet presented.  See paragraph 49 of SFAS 109.

Response 18:
Boston Edison Company will disclose in future filings with the Commission the amounts of any tax-related balances due to or from NSTAR.

If you have any questions regarding these responses or require further information, please contact John Moreira, Director of Financial Reporting, at (781) 441-8887 or the undersigned at (781) 441-8801.

Sincerely,
/s/ R. J. WEAFER, JR.
Robert J. Weafer, Jr.
Vice President, Controller
and Chief Accounting Officer